510 Burrard St, 3rd Floor

Date: April 16, 2012

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC BOOKER MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

07/05/2012

Record Date for Voting (if applicable) :

07/05/2012

Beneficial Ownership Determination Date :

07/05/2012

Meeting Date :

11/06/2012

Meeting Location (if available) :

1702 - 1166 Alberni St.

Vancouver, BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

69403R108

CA69403R1082

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PACIFIC BOOKER MINERALS INC